CUSIP No. 82935T104

1		NAME OF REPORTING PERSONS Liangren Yao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) o (b) o
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	o
6		CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,140,715
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,140,715
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,140,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	o
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.18%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.  Security and Issuer.

This Amendment No. 1 to the statement on Schedule 13D (this “Amendment No. 1”) relates to the common stock, par value $0.001 per share (the “Shares”), of Sino Gas International Holdings, Inc., a Utah corporation (the “Company”). The Company’s principal executive office is No. 18 Zhong Guan Cun Dong St., Haidian District, Beijing, P.R. China.

Item 2.  Identity and Background.

(a)  This Amendment No. 1 is being filed by Mr. Liangren Yao, a natural person (the “Reporting Person”).

(b)  The address of the Reporting Person is No. 3 Duqingtang Bailu, Yinghai Town, Daxing District, Beijing, 100076.

(c)  The Reporting Person’s principal occupation is an executive officer of Beijing Zhongtianqi Investment Co. Ltd.

(d)  The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)  The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of China.

Item 3.  Source and Amount of Funds or Other Consideration.

Form the Reporting Person’s own personal fund, the Reporting Person purchased shares subject to this Amendment No. 1 on the OTC for approximately $3.2 million.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the Shares covered by this Amendment No. 1 by purchasing the shares on the OTC for strategic investment as described in the previously filed Schedule 13D.

Item 5.  Interest in Securities of the Company.

The responses of the Reporting Person to rows (7) through (13) of the cover pages of this Amendment No. 1 are incorporated herein by reference.

(a)-(b)  The percentages used herein are calculated based upon the number of outstanding shares as disclosed by the Company in its recently filed 10-Q/A.

As of the date of this Amendment No. 1, the Reporting Person beneficially owned in the aggregate 4,140,715 Shares. Such Shares constitute approximately 7.18% of the outstanding Shares.

The Reporting Person has the sole power to vote or direct the vote of and to dispose of or direct the disposition of all of the Shares beneficially owned by him.

(c)  Except for the transactions described herein, there were no transactions effected in the past sixty days in the Shares by the Reporting Person.

(d)  To the knowledge of the Reporting Person, no persons other than the Reporting Person have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Amendment No. 1.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Not applicable.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  March 31, 2014

By: /s/ Liangren Yao